Exhibit 99.2

MICHAEL COLE, SME-RM

MINE PLANNERS

Roanoke, VA 24014

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission of New Brunswick

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Yukon Superintendent of Securities

CONSENT OF QUALIFIED PERSON

I, Michael Cole, SME Registered Member, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, consent to the public filing of the technical report entitled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia", dated September 6, 2023, with an effective date of July 24, 2023 (the "Technical Report") by GoldMining Inc. (the "Company").

I also consent to the use of the Technical Report and any extracts from or a summary of the Technical Report in the news release of the Company dated July 24, 2023 (the "News Release"). I further consent to the use of my name in connection with the News Release.

I certify that I have read the News Release, including the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained therein and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible and have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

DATED this 6th day of September 2023.

/s/ "Michael Cole"

Michael Cole, SME-RM

Mine Planners